UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CUREVAC N.V.

 (Name of Issuer)

Common Shares €0.12 par value

(Title of Class of Securities)

N2451R105
(CUSIP Number)

Scott Sonnenblick
Linklaters LLP
1290 Avenue of the Americas
New York, NY 10104
+1 212 903 9292

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 13, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N2451R105	13D	Page	2	of	6	Pages

1	NAMES OF REPORTING PERSONS
KfW

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,871,441*

	8	SHARED VOTING POWER
115,601,965**

	9	SOLE DISPOSITIVE POWER
29,871,441*

	10	SHARED DISPOSITIVE POWER
115,601,965**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
115,601,965**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.8%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5 of the Statement of Beneficial Ownership on Schedule 13D (No. 005-91630) filed by KfW with the Securities and Exchange Commission (the “SEC”) on August 24, 2020 (the “Schedule 13D”).

** Based on the 29,871,441 common shares (the “Common Shares”) of CureVac N.V. (the “Issuer”) held by KfW and 85,730,524 Common Shares beneficially owned by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”) and DH-LT-Investments GmbH (“DH-LT”), pursuant to the Shareholders’ Agreement dated as of June 16, 2020, as entered into by and among KfW, dievini and Hopp and as amended by Supplement to the Shareholders’ Agreement dated as of August 14, 2020 and by Second Supplement to the Shareholders’ Agreement dated as of January 13, 2022 (the “Shareholders’ Agreement”), and as set forth in the Statement of Beneficial Ownership on Schedule 13D/A (No. 005-91630) filed by dievini, DH-LT-Investments GmbH, DH-Capital GmbH & Co. KG, OH Beteiligungen GmbH & Co. KG, Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach, Prof. Dr. Christof Hettich, Dr. Mathias Hothum with the SEC on October 15, 2021.

CUSIP No.	N2451R105	13D	Page	3	of	6	Pages
***Based on 186,952,406 Common Shares outstanding as of December 31, 2021.

CUSIP No.	N2451R105	13D	Page	4	of	6	Pages
This Amendment No. 3 to the Schedule 13D (the “Amendment No. 3”) amends and supplements the Schedule 13D, as amended by Amendment No. 1, dated as of January 29, 2021 (the “Amendment No. 1”), and further amended by Amendment No. 2, dated as of October 15, 2021 (the “Amendment No. 2”), to account for the amendment of the Shareholders’ Agreement. Except as amended and supplemented by the Amendment No. 1, the Amendment No. 2 and this Amendment No. 3, the Schedule 13D remains unchanged. In particular, Item 6 of the Schedule 13D is hereby amended to account for the amendment of the Shareholders’ Agreement dated January 13, 2022 by replacing the section entitled “Shareholders’ Agreement” in its entirety with the following section. The remainder of Item 6 of the Schedule 13D remains unchanged.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Shareholders’ Agreement

In connection with the Investment, the Reporting Person, dievini and Hopp entered into the Shareholders’ Agreement, agreeing to certain transfer restrictions and rights of first refusal relating to their interests in the Issuer, certain nomination rights, and a voting agreement relating to certain specified actions. In particular, dievini and Hopp agreed to vote a specified number of their shares as directed by the Reporting Person on certain specified actions, subject to certain exceptions. These specified actions include, inter alia: (i) transferring the tax domicile of the Issuer and/or the approval of the transfer of the corporate or administrative seat of CureVac AG; (ii) relocating or ceasing activities in specified areas to a state outside the European Union to the extent (in particular in the area of the development of vaccines) material for the protection of the health of the population of the European Union; (iii) entering into material mergers and acquisitions; and (iv) amendments to the articles of association of CureVac AG which would affect the foregoing matters. Under the terms of the Shareholders’ Agreement, Hopp had agreed to purchase an aggregate of EUR 100 million of the Common Shares in a concurrent private placement at a price per share equal to the initial public offering price. Hopp has effected this purchase through DH-LT-Investments GmbH. In connection with such concurrent private placement, DH-LT-Investments GmbH acceded to the Shareholders’ Agreement on August 14, 2020. The Shareholders’ Agreement has an initial fixed term that expires on December 31, 2023, subject to a right to extend for one year for the benefit of each of the Reporting Person and dievini, and may be terminated after the initial fixed term, or the extended term, if applicable, by either party subject to six months’ notice prior the end of the applicable calendar year.

On January 13, 2022, the parties to the Shareholders’ Agreement entered into that certain Second Supplement to the Shareholders’ Agreement (the “Second Supplement”), whereby certain transfer restrictions and rights of first refusal relating to the parties’ interests in the Issuer, among others, were amended. Among other things, the Second Supplement:

•
Provides that, out of the Shares held of record by dievini and DH-LT Investments GmbH at the time of the entry into the Shareholders’ Agreement, 49,897,938 Shares are Restricted Shares (the “Restricted Shares”) and 29,877,279 Shares are Non-restricted dievini Shares (the “Unrestricted dievini Shares”);

•
Increases the number of Unrestricted dievini Shares that dievini and DH-LT Investments GmbH may dispose of during the period starting from August 15, 2021 and ending on August  14, 2022 (the “Extended Lock-Up Period”) from shares having a total selling price of up to EUR 250,000,000.00 to shares having an aggregate consideration value (defined as the higher of the purchase price or the stock market value (less a market standard discount on the stock market value)) of up to EUR 450,000,000.00 (the “Cap”) and clarifies that such disposals are not subject to the right of first refusal in favor of KfW and without the acquirer being obliged to accede to the Shareholder Agreement;

•	Provides that any disposals by dievini after the Extended Lock-Up Period (but in case of Unrestricted dievini Shares only in excess of the Cap) are subject to a right of first refusal in favor of KfW;

•
Allows dievini and the dievini Shareholders to transfer Common Shares to a wider group of people and entities which is now defined as (1) dievini’s affiliates, (2) the ultimate beneficial owners of dievini and their relatives, (3) Dietmar Hopp, Daniel Hopp, Oliver Hopp, Prof Dr Christof Hettich, Dr Friedrich von Bohlen und Halbach, Dr Mathias Hothum and their respective relatives, and (4) partnerships and/or companies solely or jointly controlled by the persons referred to in the foregoing clauses (2) and (3) (collectively, the “dievini Shareholders”) and clarifies that such transfers are not subject to the right of first refusal in favor of KfW provided that such dievini Shareholders receiving Common Shares agree to be bound by the Shareholders’ Agreement and that certain other conditions are satisfied;

•	Eliminates dievini’s right of first refusal with respect to any transfer of Common Shares by KfW; and

•
Provides that the Shareholders’ Agreement shall automatically terminate if the Reporting Person disposes of a number of Common Shares exceeding the aggregate consideration value (defined as the higher of the purchase price or the stock market value (less a market standard discount on the stock market value)) of EUR 300,000,000 to a third party.

CUSIP No.	N2451R105	13D	Page	5	of	6	Pages
Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1
Shareholders’ Agreement dated as of June 16, 2020 by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG and Dietmar Hopp. (Incorporated herein by reference from Exhibit 5 of the Statement of Beneficial Ownership on Schedule 13D (No. 005-91630) filed by KfW on August 24, 2020.)

2
Investment and Shareholders’ Agreement dated as of July 17, 2020, by and among CureVac AG and several shareholders. (Incorporated herein by reference from Exhibit 3.5 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

3

Relationship Agreement dated as of July 17, 2020, by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG and Dietmar Hopp, dated July 17, 2020. (Incorporated herein by reference from Exhibit 3.7 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

4

Form of Registration Rights Agreement dated as of August 14, 2020, by and among KfW, dievini and DH-LT-Investments GmbH. (Incorporated herein by reference from Exhibit 4.1 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

5

Supplement to the Shareholders’ Agreement (Exhibit No. 1) dated as of August 14, 2020, by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG, Dietmar Hopp and DH-LT Investments GmbH. (Incorporated herein by reference from Exhibit 5 of the Statement of Beneficial Ownership on Schedule 13D (No. 005-91630) filed by KfW on August 24, 2020.)

6	Second Supplement to the Shareholders’ Agreement (Exhibit No. 2) dated as of January 13, 2022 by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG, Dietmar Hopp and DH-LT Investments GmbH.

CUSIP No.	N2451R105	13D	Page	6	of	6	Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2022

KfW

	By:	/s/ Klasen
Name: Jan Klasen
Title: First Vice President

	By:	/s/ Pradkhan
Name: Elina Pradkhan
Title: Senior Manage

ANNEX A

The following sets forth the name, position, principal occupation and citizenship of each member of the executive board of KfW as set forth on the website of KfW as of January 13, 2022.

EXECUTIVE BOARD

Name	Principal Occupation or Employment	Business Address	Citizenship
Stefan Wintels	CEO of KfW	(1)	Germany
Christiane Laibach	Member of the Executive Board of KfW	(1)	Germany
Melanie Kehr	CIO of KfW	(1)	Germany
Bernd Loewen	CFO of KfW	(1)	Germany
Dr Stefan Peiß	CRO of KfW	(1)	Germany

(1)	Palmengartenstrasse 5-9, 60325 Frankfurt am Main, Germany

Exhibit Index

Exhibit No.	Description
1
Shareholders’ Agreement dated as of June 16, 2020 by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG and Dietmar Hopp. (Incorporated herein by reference from Exhibit 5 of the Statement of Beneficial Ownership on Schedule 13D (No. 005-91630)  filed by KfW on August 24, 2020.)

2
Investment and Shareholders’ Agreement dated as of July 17, 2020, by and among CureVac AG and several shareholders. (Incorporated herein by reference from Exhibit 3.5 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

3
Relationship Agreement dated as of July 17, 2020, by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG and Dietmar Hopp, dated July 17, 2020. (Incorporated herein by reference from Exhibit 3.7 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

4
Form of Registration Rights Agreement dated as of August 14, 2020, by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG and DH-LT-Investments GmbH. (Incorporated herein by reference from Exhibit 4.1 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

5
Supplement to the Shareholders’ Agreement (Exhibit No. 1) dated as of August 14, 2020, by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG, Dietmar Hopp and DH-LT Investments GmbH. (Incorporated herein by reference from Exhibit 5 of the Statement of Beneficial Ownership on Schedule 13D (No. 005-91630)  filed by KfW on August 24, 2020.)

6	Second Supplement to the Shareholders’ Agreement (Exhibit No. 2) dated as of January 13, 2022 by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG, Dietmar Hopp and DH-LT Investments GmbH.